Exhibit 99.1

Tokai Pharmaceuticals Reports Third Quarter 2015 Financial Results

Continued Progress in ARMOR3-SV Phase 3 Trial; Commercial Strategy in Development

BOSTON—Nov. 10, 2015—Tokai Pharmaceuticals, Inc. (NASDAQ: TKAI), a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases, today reported results for the quarter ended September 30, 2015.

“This was an important quarter of progress for Tokai,” said Jodie Morrison, President and Chief Executive Officer of Tokai. “Active screening of patients in our ARMOR3-SV pivotal trial is underway, and we expect to report top-line results by the end of 2016. In parallel, under the experienced leadership of Lisa Taylor, we are making substantial progress in shaping our go-to-market strategy and engaging with clinical leaders throughout the world who recognize the significant need for new treatment options for patients who are unresponsive to existing therapies.”

Recent highlights include:

•	Pivotal ARMOR3-SV Trial Underway: During the quarter, Tokai began screening patients for participation in ARMOR3-SV, the company’s pivotal Phase 3 clinical trial of galeterone, the first Androgen Receptor Degrader in clinical testing. ARMOR3-SV, the first pivotal trial in prostate cancer employing a precision medicine approach for patient selection, is evaluating whether administration of galeterone results in a statistically significant increase in radiographic progression-free survival as compared to Xtandi® (enzalutamide) in 148 treatment-naïve metastatic castration-resistant prostate cancer (mCRPC) patients whose prostate tumor cells express the androgen receptor splice variant-7 (AR-V7). AR-V7 is a truncated form of the androgen receptor that has been associated with non-response to commonly-used oral therapies for mCRPC. The design of ARMOR3-SV is aligned with feedback obtained from the U.S. Food and Drug Administration and the European Medicines Agency, and top-line data for the trial are expected by the end of 2016.

•	Expanded the Executive Team’s Commercial Expertise: Tokai continued to prepare its growing commercial organization for the anticipated launch of galeterone. Lisa Taylor joined the company during the quarter as Senior Vice President, Commercial Development, a newly created role. Ms. Taylor brings over two decades of experience in biopharmaceutical marketing, and was a member of the launch team for Xtandi® (enzalutamide) at Medivation, Inc.

Financial Results

•	Cash and investments at September 30, 2015 were $73.1 million, compared to $105.3 million at December 31, 2014. Tokai believes that its existing cash and investments will be sufficient to enable the company to conduct ARMOR3-SV, fund the development of a companion diagnostic test for use with galeterone, conduct other clinical trials and non-clinical studies necessary to support the submission of an initial NDA to the FDA for galeterone, as well as to continue funding its operating expenses and capital expenditure requirements into the first half of 2017.

•	Research and development expense was $8.5 million and $24.9 million for the three and nine months ended September 30, 2015, respectively, as compared to $2.8 million and $10.8 million for the corresponding periods in 2014. The increases in research and development expense in both periods were primarily attributable to start-up costs for the ARMOR3-SV clinical trial and the development of the AR-V7 clinical trial assay, and costs associated with other clinical trial and manufacturing activities to support the submission of a new drug application for galeterone.

•	General and administrative expense was $3.4 million and $9.3 million for the three and nine months ended September 30, 2015, respectively, as compared to $3.6 million and $6.4 million for the corresponding periods in 2014. The increase in general and administrative expense for the nine month period primarily relates to increased headcount in general and administrative functions, increased legal and patent expenses and costs associated with operating as a public company since September 2014.

•	Net loss was $11.9 million and $34.1 million for the three and nine month periods ended September 30, 2015, respectively, as compared to $6.4 million and $17.1 million for the corresponding periods in 2014.

About Tokai Pharmaceuticals

Tokai Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases. The company’s lead drug candidate, galeterone, is a highly selective, multi-targeted oral small molecule being developed for the treatment of patients with metastatic castration-resistant prostate cancer. The company’s ARDA drug discovery program is focused on the identification and evaluation of compounds that are designed to disrupt androgen receptor signaling through enhanced androgen receptor degradation and are targeted to patients with androgen receptor signaling diseases, including prostate cancer. For more information on the company and galeterone, please visit www.tokaipharma.com.

Forward-looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about our strategy, future operations, intellectual property, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: whether our cash resources will be sufficient to fund our continuing operations for the period anticipated; whether data from early clinical trials of galeterone will be indicative of the data that will be obtained from future clinical trials; whether galeterone will advance through the clinical trial process on the anticipated timeline; whether a companion diagnostic based on an AR-V7 clinical trial assay can be developed successfully and on a timely basis; whether the results of ARMOR3-SV will warrant submission for regulatory approval of galeterone and whether such submission will receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; whether, if galeterone obtains such approval, it will be successfully distributed and marketed; and other factors discussed in the “Risk Factors” section of our quarterly report on Form 10-Q for the three months ended September 30, 2015. Any forward-looking statements contained in this press release speak only as of the date hereof and not of any future date, and we expressly disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

TOKAI PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share information)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	8,491	2,825	24,905	10,773
General and administrative	3,416	3,599	9,284	6,428

Total operating expenses	11,907	6,424	34,189	17,201

Loss from operations	(11,907)	(6,424)	(34,189)	(17,201)
Interest and other income	54	34	119	113

Net loss	$(11,853)	$(6,390)	$(34,070)	$(17,088)

Net loss per share, basic and diluted	$(0.53)	$(2.71)	$(1.52)	$(15.19)

Weighted average common shares outstanding, basic and diluted	22,540,876	2,357,236	22,449,484	1,124,627

TOKAI PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEET DATA

(in thousands)

	September 30, 2015	December 31, 2014
Cash and investments	$73,103	$105,256
Total assets	77,607	107,744
Working capital	71,208	103,268
Total stockholders’ equity	71,899	103,501

Investors:

Tokai Pharmaceuticals, Inc.

Lee Kalowski, 617-225-4305

Chief Financial Officer

lkalowski@tokaipharma.com

or

Argot Partners

David Pitts/Maeve Conneighton, 212-600-1902

david@argotpartners.com

maeve@argotpartners.com

or

Media:

Ten Bridge Communications, Inc.

Dan Quinn, 781-475-7974

dan@tenbridgecommunications.com

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